FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion Offers Free Premium Apps to Customers Following Service Interruptions	3

Document 1

October 17, 2011

FOR IMMEDIATE RELEASE

Research In Motion Offers Free Premium Apps to Customers Following Service Interruptions

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced today that a selection of premium apps worth a total value of more than US $100 will be offered free of charge to subscribers as an expression of appreciation for their patience during the recent service disruptions. The apps will be made available to customers over the coming weeks on BlackBerry® App World™ and will continue to be available until December 31, 2011.*

“Our global network supports the communications needs of more than 70 million customers,” said RIM Co-CEO Mike Lazaridis. “We truly appreciate and value our relationship with our customers.  We’ve worked hard to earn their trust over the past 12 years, and we’re committed to providing the high standard of reliability they expect, today and in the future.”

The complete selection of premium apps will become available to download at BlackBerry App World over a period of four weeks beginning Wednesday, October 19th.  The selections over this period will include the following (with more to come):

•	SIMS 3 - Electronic Arts

•	Bejeweled - Electronic Arts

•	N.O.V.A. - Gameloft

•	Texas Hold’em Poker 2 - Gameloft

•	Bubble Bash 2 - Gameloft

•	Photo Editor Ultimate - Ice Cold Apps

•	DriveSafe.ly Pro - iSpeech.org

•	iSpeech Translator Pro - iSpeech.org

•	Drive Safe.ly Enterprise - iSpeech.org

•	Nobex Radio™ Premium - Nobex

•	Shazam Encore - Shazam

•	Vlingo Plus: Virtual Assistant - Vlingo

RIM’s enterprise customers will also be offered one month of free Technical Support.  Current customers will be offered a complimentary one month extension of their existing Technical Support contract, and customers who do not currently have a Technical Support contract will be offered a one month trial of RIM’s BlackBerry Technical Support Services - Enhanced Support, free of charge.  Additional details about the program and information about how to register will be available at www.blackberry.com/enterpriseoffer.

“We are grateful to our loyal BlackBerry customers for their patience,” added Lazaridis. “We have apologized to our customers and we will work tirelessly to restore their confidence.  We are taking immediate and aggressive steps to help prevent something like this from happening again.”

Note to Editors:

Last week, many customers experienced service interruptions and delays over a period of approximately 3 days in Europe, the Middle East, India and Africa, 1.5 days in Latin America and Canada, and 1 day in the United States. Global teams worked around the clock to contain the issue and minimize the impact to customers as much as possible. As of Thursday, October 13, service levels returned to normal.

* Please note that the availability of this offer will depend on the type of device, operating system version, access to BlackBerry App World and local conditions and/or restrictions.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 17, 2011	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer